December 29, 2020 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Levenberg

Re:	FTS International, Inc. Registration Statement on Form S-1 Registration No. 333-251625

Dear Mr. Levenberg:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-251625) (the “Registration Statement”) of FTS International, Inc. We respectfully request that the Registration Statement become effective as of 12:00 p.m. (noon), Eastern time, on December 31, 2020, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling John Crowley at (212) 450-4550.

Thank you for your assistance in this matter.

Sincerely,

FTS International, Inc.

By:	/s/ Jennifer L. Keefe
Name: Jennifer L. Keefe
Title: Senior Vice President, General Counsel & Chief Compliance Officer